UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens J3 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a corrected copy of the press release of Aegean Marine Petroleum Network Inc. dated November 1, 2007 announcing the acquisition of Portland Bunkers International Limited’s marine fuel terminal in the United Kingdom.

Exhibit 1

CONTACTS:
Ziad Nakhleh                                                                  E. Nikolas Tavlarios                                                  Investor Relations:
Chief Financial Officer                                                     President                                                                 Leon Berman, Principal
(011) 30-210-458-6200                                                     (212) 763-5659                                                        The IGB Group
znakhleh@ampni.com                                                      ntavlarios@ampni.com                                             (212) 477-8438

Aegean Marine Petroleum Network Inc. Acquires
Portland Bunkers International Ltd.

Creates Presence in United Kingdom by Acquiring Terminal;
Acquisition Represents Company’s Third New Marine Fuel Service Center in 2007

PIRAEUS, Greece, November 1, 2007 – Aegean Marine Petroleum Network Inc. (NYSE: ANW), an international marine fuel logistics company that markets and physically supplies marine fuel and lubricants, today announced that it is expanding its global network of marine fuel service centers with the acquisition of Portland Bunkers International’s (PBI) marine fuel terminal, previously operated by BP Marine.

Located in Portland Harbor along a busy shipping route on the English Channel, PBI provides convenient access for commercial vessels to refuel with the least en route deviation among bunkering ports in the region. Portland Harbor serves as one of the largest man-made ports in the world, originally designed to shelter and service the British Royal Navy, and offers ideal bunkering conditions for nearly all types of vessels. PBI’s bunkering facility includes four in-land dedicated storage tanks and a state-of-the-art technological control room with remote operations. Aegean intends to deploy two bunkering tankers to Portland Harbor to enhance the Company’s ability to increase fuel sales volumes in this market. In addition to other products Aegean provides, the Company will offer low sulphur marine fuels at this service center as it is located near the southern access of the North Sea Sulphur Emission Control Area (SECA).

E. Nikolas Tavlarios, President, commented, “With our acquisition of Portland Bunkers International, Aegean has once again capitalized on an attractive opportunity to expand our global network of marine fuel service centers for the third time in 2007. Building upon our expansion plans into Ghana and entrance into Belgium earlier this year, this acquisition will further increase our strategic presence in Northwest Europe along the English Channel, one of the most important seaborne trade routes in the world. By focusing on the strong UK market, our acquisition of PBI will complement our recent acquisition of Bunkers at Sea, an offshore supplier of marine fuel in the North and Irish Seas, the French Atlantic, the English Channel and St. George Channel. Consistent with our goal to expand our global network for the physical supply of marine fuel, this acquisition will exceed our target number of new service centers for 2007 as we strengthen our leadership position for the worldwide delivery of marine fuels in Greece, Gibraltar, Singapore, the United Arab Emirates, Northern Europe, the UK, two ports in Jamaica, Kingston and Ocho Rios, and West Africa, where we expect to commence operations by the end of the year.”

Ziad Nakhleh, Chief Financial Officer, stated, “The acquisition of PBI, which has been financed through our senior secured credit facility, reflects our financial strength and prudent approach to expanding our marine fuel logistics infrastructure. This acquisition meets our strict long-term return criteria and is expected to be accretive to earnings during fiscal 2008. By further expanding our integrated supply model in Northwest Europe, Aegean has enhanced its ability to meet the growing demand for a global and comprehensive marine fuel solution.”

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is a marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  As a physical supplier, the Company purchases marine fuel from refineries, major oil producers and other sources.  The Company sells and delivers these fuels to a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users through its service centers in Greece, Gibraltar, Singapore, Jamaica, the United Arab Emirates, Belgium and the United Kingdom, and plans to commence physical supply operations in its recently established service center in Ghana by the end of the year.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated:  November 1, 2007
By:  /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios
Title:   President

SK 23250 0002 824960